HIVE BLOCKCHAIN TECHNOLOGIES LTD.

February 14, 2022

HIVE Blockchain Announces Webcast Details for Q3 F2022 Results on
Tuesday, February 15, 2022

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBF) (the "Company" or "HIVE")  announces that management will host a webcast on Tuesday, February 15, 2022, at 8:30 a.m. Eastern Time to discuss the Company's financial results for the three and nine months ended December 31, 2021.

Financial data for the quarter will be released prior to the webcast. The Company urges investors to sign up today and participate in the webcast.

Frank Holmes, Executive Chairman; Darcy Daubaras, Chief Financial Officer; and Aydin Kilic, President and Chief Operating Officer, will present on the webcast.

IMPORTANT - Click here to register for the annual results webcast.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry.  As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards.  Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC.  Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.  HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release